T-Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany


05005717

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA


SEC MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH, D.C.
202
SECTION

Your ref. file number is 82-5125
Our ref. Investor Relations
Telephone +49 6151 680-2931
Date January 31, 2005
Subject T-Online International AG

To whom it may concern:

Please find enclosed

- the ad hoc notification of January 25 2005, regarding the exchange ratio range on connection with the proposed merger of T-Online International AG into Deutsche Telekom AG.

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)
Managing Directors Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at Amtsgericht Darmstadt, HRB 7641
VAT ID number DE 191 156 693

T-Online/Darmstadt, 25 January 2005 –

T-Online and Deutsche Telekom have today reached a common understanding regarding the exchange ratio range in connection with the proposed merger of T Online International AG into Deutsche Telekom AG. Both companies expect the exchange ratio, which will be set forth in the merger agreement, to be between 0,45 and 0,55 Deutsche Telekom shares for one T-Online share.

This range was determined on the basis of the current status of the company valuations as conducted by Deutsche Telekom and T-Online with the assistance of KPMG and Warth & Klein, respectively. In preparation of the statutory merger under German law as contemplated by Deutsche Telekom and T-Online KMPG and Warth & Klein have been mandated by Deutsche Telekom and T-Online, respectively, to support the Management Boards in the preparation of the company valuations on the basis of the applicable discounted earnings methodology (Ertragswertverfahren) in accordance with the new version of the valuation standards issued by the Institut der Wirtschaftspruefer e.V. (IDW S1 new version), as well as to assist them in the determination of an appropriate merger exchange ratio.

Based on the current status of the valuations, both companies furthermore expect the IDW S1 discounted earnings values (Ertragswerte), to be established for the purpose of determining the merger exchange ratio, not to be below €27 per Deutsche Telekom share and €14 per T-Online share. This was taken notice of by the supervisory board of T-Online International AG.

The valuation process has confirmed the T-Online management board statement in the reasoned opinion on the Deutsche Telekom voluntary cash tender offer, that the value of the T-Online share is over 8.99 Euros.

The completion of the valuation analysis, the merger agreement and merger report, as well as the finalisation of the review that is currently being performed by the court appointed auditor, is, from today's perspective, expected for mid March. With the invitations to the respective AGM´s, shareholders of both Deutsche Telekom and T-Online will be granted access to, inter alia, the merger agreement, the merger report and the merger audit report of the court appointed independent auditor.

Disclaimer

The discounted earnings valuations (Ertragswerte) described above remain subject to the completion of the valuation work. In addition, the calculation of a company valuation on the basis of the discounted earnings methodology is a highly complex process and is not necessarily susceptible to partial analysis or summary description. The analyses performed by the management boards to date with the assistance of KPMG and Warth & Klein are not necessarily indicative of future results or actual values derived in accordance with other valuation methodologies, which may be significantly more or less favourable than those expressed in this announcement. These analyses involved numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, many of which are beyond the control of the companies. Further information regarding the calculation of the company valuations will be provided in the merger report and merger auditor's report described above.

This press release contains certain forward-looking statements, which are based on the current assumptions and plans of the management of T-Online International AG. Various known and unknown risks, uncertainties and other factors could cause actual results, including the actual merger exchange ratio and the financial condition and profitability of T-Online International AG, to be materially different from those presented here. These factors include the following:

- The possibility that the court-appointed auditor will not find any exchange ratio within the range announced today to be "appropriate" (angemessen) within the meaning of applicable German law;

- Further progress in, and the completion of, the company valuations

- The Company does not undertake any responsibility to update such forward-looking statements in light of future events or developments.

The statements on the company valuations on the basis of the discounted earnings methodology (IDW S 1 new version) do not constitute a forecast or assumption of the future development of the market prices of shares of Deutsche Telekom or T-Online.